UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2025

Commission File Number 0-21218

Gilat Satellite Networks Ltd.
(Translation of registrant’s name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Explanatory Note

On September 16, 2025, Gilat Satellite Networks Ltd., an Israeli company (the “Company”), completed the previously announced issuance and sale of 7,058,820 Ordinary Shares of the Company (the “Shares”) in a private placement to Israeli institutional and accredited investors (as defined under Israel’s Securities Law, 5728-1968), for a purchase price of US$9.35 per Share, resulting in net proceeds to the Company, after deducting offering expenses, of approximately US$65.0 million.

As previously announced by the Company on September 9, 2025, the private placement was made in Israel only and not to U.S. persons, as defined in Rule 902 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration exemption afforded by Regulation S promulgated under the Securities Act, and the Shares are subject to certain transfer restrictions. The Shares will not be registered under the Securities Act and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the Securities Act.

This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this report include, but are not limited to, statements related to our expectations regarding the issuance and sale of the shares. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected, including, without limitation, as a result of the war and hostilities between Israel and Hamas, Hezbollah, Iran and the Houthi movement. The forward-looking statements contained in this report are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2025. The forward-looking statements in this report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.

By:	/S/ Doron Kerbel
Name:	Doron Kerbel
Title:	General Counsel and Company Secretary

Date: September 16, 2025